Exhibit 99.2

Q1 2020

Management Discussion and Analysis

of Financial Condition and Results of Operation

For the Three Months Ended September 30, 2019 and September 30, 2018

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management Discussion & Analysis (“MD&A”) dated as of November 6, 2019 presents an analysis of the consolidated financial condition of DHX Media Ltd. and its subsidiaries (together referred to as “DHX Media”, the “Company”, "we”, “our” or “us”) as at September 30, 2019 compared to June 30, 2019, and the consolidated results of operations for the three-month period ended September 30, 2019 ("Q1 2020") compared with the three-month period ended September 30, 2018 ("Q1 2019"). This MD&A should be read in conjunction with the Company's unaudited interim condensed consolidated financial statements and related notes for three-month period ended September 30, 2019. Unless otherwise noted, the financial information reported herein has been prepared in accordance with International Financial Reporting Standards ("IFRS") and are presented in thousands of Canadian Dollars, except per share amounts and as otherwise indicated. Some figures and percentages may not total exactly due to rounding.

This MD&A refers to certain financial measures that are not determined in accordance with IFRS. Although these measures do not have standardized meanings and may not be comparable to similar measures presented by other companies, these measures are defined herein or can be determined by reference to our consolidated financial statements. The Company discusses these measures because it believes that they assist the reader in better understanding operations and key financial results.

DHX Media is a public company whose common voting shares (“Common Voting Shares”) and variable voting shares (“Variable Voting Shares”) are traded on the Toronto Stock Exchange (“TSX”) under the ticker 'DHX' and on the NASDAQ Global Trading Market (“NASDAQ”) under the ticker 'DHXM'. Headquartered in Canada, DHX Media has offices worldwide.

Further information about the Company can be found on our website at www.wildbrain.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

Caution Regarding Forward-Looking Statements

This MD&A and the documents incorporated by reference herein, if any, contain certain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation in Canada, the US Private Securities Litigation Reform Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended (the, “US Exchange Act”), and Section 27A of the US Securities Act of 1933, as amended (the “US Securities Act”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding the results of operations, performance and business prospects and opportunities of the Company and its subsidiaries. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “would”, “could”, “will”, “should”, “expect”, “expects”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company or any of its subsidiaries’ growth, objectives, future plans and goals, including those related to future operating results, economic performance, and the markets and industries in which the Company operates are or involve forward-looking statements. Specific forward-looking statements in this document include, but are not limited to, statements with respect to:

•	the business strategies and strategic priorities of the Company;

•	Management’s financial targets and priorities, and the future financial and operating performance and goals of the Company and its subsidiaries;

•	the timing for implementation of certain business strategies and other operational activities of the Company;

•	the markets and industries, including competitive conditions, in which the Company operates;

•	the Company’s production pipeline;

•	the financial impact of its long-term agreements with Mattel, Inc. and other strategic brand partnerships; and

•	the Company’s cost reduction and deleveraging initiatives.

Forward-looking statements are based on factors and assumptions that Management believes are reasonable at the time they are made, but a number of assumptions may prove to be incorrect, including, but not limited to, assumptions about: (i) the Company’s future operating results; (ii) the expected pace of expansion of the Company’s operations, (iii) the Company’s ability to restructure its operations and adapt to a changing environment for content; (iv) future general economic and market conditions, including debt and equity capital markets; (v) the impact of increasing competition on the Company; and (vi) changes to the industry and changes in laws and regulations related to the industry. Although the forward-looking statements contained in this MD&A and any documents incorporated by reference herein are based on what the Company considers to be reasonable assumptions based on information currently available to the Company, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements and these assumptions may prove to be incorrect.

A number of known and unknown risks, uncertainties and other factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements, including, but not limited to, general economic and market segment conditions, competitor activities, product capability and acceptance, international risk and currency exchange rates and technology changes. In evaluating these forward-looking statements, investors and prospective investors should specifically consider various risks, uncertainties and other factors which may cause actual events, performance or results to differ materially from any forward-looking statement.

This is not an exhaustive list of the factors that may affect any of the Company’s forward-looking statements. Please refer to a discussion of the above and other risk factors related to the business of the Company and the industry in which it operates that will continue to apply to the Company, which are discussed in the Company’s Annual Information Form ("AIF") for the year ended June 30, 2019 filed on www.sedar.com and attached as an exhibit to the Company’s annual report on Form 40-F filed with the SEC at www.sec.gov/edgar.shtml.

These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, if any, as of the date of such documents, and the Company does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances, except in accordance with applicable securities laws. Investors and prospective investors are cautioned not to place undue reliance on forward-looking statements.

Business Overview

DHX Media is a leading independent children’s content and brands company, recognized globally for such high-profile properties as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the Degrassi franchise. We focus on children and family content given the international reach and longer lifespan of this genre of programming and the potential to monetize this content across multiple revenue streams. Kids’ and family content travels across cultures and consists largely of animated series, which can be easily dubbed into multiple languages. Such content does not lose relevance as easily as other genres and therefore can be licensed into numerous markets over and over again for many years.

On September 23, 2019, we announced our intention to rebrand our corporate name to WildBrain, which is subject to shareholder approval at our Annual and Special Meeting on December 17, 2019. All of our business segments have been rebranded to begin with WildBrain. Our ad-supported video-on-demand (“AVOD”) business, formerly known as WildBrain, has been renamed to WildBrain Spark. Until that time and for the purpose of this MD&A, we will continue to report under the DHX Media name, and business segments will continue to be referred to using their previous business unit names.

As one of the world’s foremost producers of children’s series, DHX Media owns the world’s largest independent library of children’s content at over 13,000 half-hours. We monetize our content and related intellectual property (“IP”) mainly by:

1.	producing and distributing shows to over 500 broadcasters and streaming services worldwide;

2.	generating AVOD revenue through our wholly-owned subsidiary, WildBrain (“WildBrain”), which operates one of the largest networks of children’s channels on YouTube; and

3.	realizing royalties from consumer products based on our IP and brands.

DHX Media also operates the Family suite of linear specialty channels in Canada, which has been a trusted broadcaster for over 25 years and provides stable cash flow that serves to fund and facilitate new content for our library. In addition, we represent third-party lifestyle and entertainment brands around the world through our wholly-owned licensing agency business, Copyright Promotions Licensing Group (“CPLG”). We are also realizing operational synergies by using CPLG as the agent for a number of our owned brands.

Revenue Model

The Company operates through the following three reportable segments:

1.	Production and Distribution of Content (the "Content Business") - we derive revenue from our owned IP or use of our production studios, which includes the production of our own proprietary content (“Proprietary Production”); third-party service work (“Service”); distribution of proprietary and third-party titles across linear and streaming platforms including digital distribution on YouTube through our WildBrain network (“Distribution”); and licensing royalties from our owned IP and from brands owned by partners (“Consumer Products-Owned”);

2.	Television ("Television") - we derive revenue from the operation of our Family broadcast channels in Canada; and

3.	Representation of internal and third-party brands ("Consumer Products-Represented").

Proprietary Production and Service Revenue (together, "Production Revenue")

Proprietary Production revenue is generated by licensing the initial broadcast or streaming rights for our proprietary titles to linear broadcast or subscription video on demand ("SVOD") networks. Fees are typically collected in advance of or during production services.

Service revenue is earned when producing animation or live-action programs for third parties. Service work does not typically result in the ownership of IP, however may include production revenue generated from our strategic partnerships such as with Mattel.

Distribution Revenue

Distribution revenue is derived from licensing shows from our content library, which is comprised of internally-produced and acquired library titles, and third-party produced titles for which we hold distribution rights. Typically, we are able to distribute a title into linear broadcast channels across different geographic jurisdictions, and digital platforms (e.g. Netflix, Apple, Amazon, and home entertainment).

WildBrain revenue is our platform of kids’ AVOD channels on which we distribute both our own IP and third-party brands on YouTube and is included in Distribution revenue. Revenues are earned primarily through advertising on the WildBrain platform.

Consumer Products-Owned Revenue

Consumer Products-Owned revenue is earned from generating licensing royalties on our proprietary brands (among others, Peanuts, Strawberry Shortcake, Teletubbies, Yo Gabba Gabba!, Caillou, Johnny Test, and In the Night Garden), including merchandising, publishing, music rights, live tours and themed-events, interactive games and apps, and from consumer products royalties earned through our strategic brand partnerships such as with Mattel.

Television Revenue

Television revenue is earned through monthly subscriber fees or advertising, promotion and other revenues through our owned broadcast channels including Family Channel, Family Jr, Télémagino, and Family CHRGD. Subscription fees are earned monthly through partnerships with Canadian cable and satellite television distributors. In addition, all four channels have multi-platform applications, which allow their content to be distributed both on-demand and streamed and are supported by websites and apps designed to engage viewers and build customer loyalty.

Consumer Products-Represented Revenue

Consumer Products-Represented revenue is earned through our wholly-owned CPLG agency business based in Europe. CPLG earns commissions by connecting third-party consumer product licensor's with our owned brands or third-party brands from film studios and other independent IP owners.

Strategy and Outlook

As a content producer, distributor and IP owner, DHX Media continues to be focused on the multiple ways in which we can monetize our content, including producing and distributing shows that kids love across all media platforms, and deriving royalties from consumer products based on our shows and brands.

Evolving Market for Content

As the market for content expands and evolves, major streaming platforms, such as Netflix, Amazon, Hulu and Apple, are investing in larger-budget, premium original shows, often based on established brands. At the same time, YouTube has emerged as one of the most popular destinations for short-form kids’ entertainment.

To capitalize on these two significant segments of the market, we are leveraging our position as the owner of both the world’s largest independent library of children’s content, currently comprising over 13,000 half-hours, and of WildBrain, our market-leading network of kids’ videos on YouTube, in order to address the growing markets for premium content and short-form content, respectively.

As the market transitions from a linear broadcast centric market to one increasingly influenced by AVOD and major streaming platforms, we are experiencing greater volatility in our Distribution (excluding WildBrain) business. In the near-term, we expect this uncertainty to continue; however longer term, we believe we are well positioned to take advantage of increasing demand for content.

WildBrain viewership continues to grow, however we have recently experienced some volatility in revenue growth. We see this volatility as transitional and driven by a number of factors, including a shift of kids viewing to the YouTube Kids app, and downward pressure on advertising rates and changes to the YouTube platform including target-based ads. We continue to believe in the significant long-term potential of WildBrain and are pursuing numerous initiatives to unlock the value of WildBrain’s large and growing user base. These include, further mining our content library, growing the WildBrain network with new third-party brands, growing owned brands, and expanding into new revenue areas and platforms to drive future growth.

Content Strategy - Focused on Producing Premium Content and Growing WildBrain

Building content-driven brands is at the heart of DHX Media’s business. Management is committed to returning to growth by executing on a disciplined strategy aimed at generating attractive returns on invested capital, improving cash flow and driving organic growth. To that end, our strategy has evolved to build brands guided by the following key priorities:

•	Developing New, and Revitalizing Classic Brands with Content on WildBrain - Leveraging the scale of WildBrain's network and global reach of more than four billion monthly views to invest in more short-form YouTube content to create and develop global brands; and

•	Developing Premium Kids’ Content to Build Franchise Brands - Prioritize new content development on premium, original long-form series to meet rising demand from major streaming platforms for exclusive programming; develop and expand global franchise brands supported by new premium content to drive consumer products royalties.

To this end, we are focusing on a targeted production slate and select brands that will improve profitability and generate revenue across multiple lines of business.

In Fiscal 2020, we will continue to advance our strategic priorities focused on creating premium kids’ content, growing WildBrain and improving cash flow and the balance sheet.

Strategic Priorities
PRIORITIES	OBJECTIVES
Develop New, and Revitalize Classic Brands with Content on WildBrain

- Continue to drive growth in WildBrain
- Increase investment in original short-form content
- Launch new series on YouTube for classic brands

- Pursue potential channel partnerships and acquisition opportunities

Develop Premium Kids' Content to Drive Franchise Brands	- Greenlight production on new series with greater consumer products potential
- Enter into major agreements for Peanuts to grow brand awareness and its licensee base
- Launch consumer products programs on new brands
Improve Cash Flow and Balance Sheet	- Further rationalize overhead expenses and operating efficiencies
- Apply excess cash flow to debt repayment and invest in creative, our AVOD business and brands
- Explore targeted partnerships to best monetize our assets globally

Financial Highlights for the Three Months Ended September 30, 2019

•	As previously reported in our Q4 2019 MD&A and as part of our strategic repositioning, the Company’s new CEO initiated a reorganization to simplify the organizational structure and integrate business areas to align with our strategy, which will also reduce costs. These initiatives began in the current quarter and are expected to be completed by the end of Fiscal 2020. As a result, we expect to incur one-time cash reorganization charges in the range of $10.0 - $12.0 million, of which approximately $5.4 million was expensed in Q1 2020. Annual savings are estimated to be $10.0 million. A portion of these savings will be redeployed to invest in growth areas, including creative, our AVOD business and brands.

•	Consolidated revenue increased 8% to $112.3 million in Q1 2020 compared to $104.0 million in Q1 2019. The increase was driven by higher Distribution revenues in Q1 2020 compared to Q1 2019 of $12.7 million, comprised of a $5.9 million and $6.8 million increase in WildBrain and Distribution excluding WildBrain, respectively. This increase was partially offset by lower Production and TV revenue of $3.0 million and $1.2 million, respectively.

•	WildBrain revenue grew 37% to $22.1 million in Q1 2020, compared to $16.2 million in Q1 2019. WildBrain continues to monetize our library content online as well as managing a growing number of channels for third-party brand and IP owners, reflecting more and more kids’ content being consumed on this distribution channel.

•	Distribution (excluding WildBrain) revenue increased 78% to $15.6 million in Q1 2020, compared to $8.8 million in Q1 2019. The increase was primarily due to a large library deal with a major new entrant into the SVOD space.

•	Q1 2020 generated cash flows from operating activities of $18.7 million, an increase of $28.7 million compared to Q1 2019, driven primarily by the collection of tax credits and other net changes in non-cash balances related to operations. $7.6 million was paid down on the term loan during Q1 2020 from excess cash flow. The Company's net leverage ratio[1] declined to 5.66x as at September 30, 2019 compared to 5.92x at June 30, 2019.

•	On July 1, 2019, we initially adopted IFRS 16, Leases ("IFRS 16"), which eliminated the distinction between operating and finance leases for lessees, requiring all leases to be presented on the consolidated balance sheet by recognizing a right-of-use asset and lease liability. Certain lease payments previously classified as direct production costs and expense of film and television produced expenses or selling, general and administrative expenses ("SG&A") are recognized as amortization or accretion expense in the current quarter. Refer to "Changes in Accounting Policies" section in this MD&A for additional details on the impact of this new accounting standard.

•	Adjusted EBITDA attributable to the Shareholders of the Company was $19.6 million in Q1 2020, compared to $17.3 million in Q1 2019, an increase of $2.3 million or 13%. Q1 2020 Adjusted EBITDA was positively impacted by $1.8 million due to the adoption of IFRS 16, while Q1 2019 included an incremental $1.3 million related to higher ownership of Peanuts Holdings LLC ("Peanuts") for part of last year's quarter. Normalizing for these items, Adjusted EBITDA attributable to the Shareholders of the Company increased $1.8 million quarter over quarter.

•	Subsequent to quarter-end, on October 9, 2019, we announced a rights offering (the "Rights Offering") to eligible holders of our common or variable voting shares (together, the "Voting Shares"). Each holder of Voting Shares will receive one right (a "Right") for each Voting Share held. Every 3.757635354 Rights will entitle the holder to subscribe for one whole Voting Share of the Company at a price of $1.67 per Voting Share. Concurrently, we entered into a standby purchase agreement with Fine Capital Partners, L.P. ("Fine Capital") whereby Fine Capital would acquire any Voting Shares that are not taken up by holders of Rights, so that a total of 35,928,144 Voting Shares will be issued under the Rights Offering for gross proceeds of $60.0 million. We intend to use $50.0 million of the proceeds to reduce our term loan, and the remaining $10.0 million less offering expenses for general working capital purposes. As a result of this debt repayment, our net leverage ratio[1] as at September 30, 2019 would be approximately 5.14x on a pro forma basis.

•	Subsequent to quarter-end, the Company's term loan lenders consented to amend the net leverage ratio covenant under its senior secured credit agreement ("Senior Secured Credit Agreement") to 6.75x with no step downs. As part of the amendment, the interest rate on the term loan would increase from USD LIBOR + 3.75% to USD LIBOR + 4.25%. The amendment is subject to a $50.0 million payment on the term loan and other customary closing conditions.

1Net debt includes long-term debt, lease obligations and bank indebtedness less cash, and excludes interim production financing.  Net leverage ratio as discussed in this MD&A is a reference to the Total Net Leverage Ratio as defined in the Company’s Senior Secured Credit Agreement available on SEDAR at www.sedar.com.  The adoption of IFRS 16 in Q1 2020 added $34.2 million in new lease obligations, which will not have any impact on the calculation of the Total Net Leverage Ratio as per the terms of the Senior Secured Credit Agreement.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information set out below for the three months ended September 30, 2019 and 2018 has been derived from the Company’s unaudited interim condensed consolidated financial statements and accompanying notes and can be found on DHX Media’s website at www.wildbrain.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov/edgar.shtml.

The following information should be read in conjunction with the above mentioned statements and the related notes.

	Three Months Ended	Three Months Ended
(expressed in $000s, except per share data)	September 30, 2019	September 30, 2018
Consolidated Statements of Income Data[2]:
Revenues	112,257	104,038
Direct production costs and expense of film and television produced	(62,889)	(61,284)
Gross margin[1]	49,368	42,754
Selling, general, and administrative	(21,990)	(19,187)
Amortization, finance costs and other expenses, net	(34,608)	(22,886)
(Provision) recovery for income taxes	(74)	2,656
Net (loss) income for the period	(7,304)	3,337
Net income attributable to non-controlling interests	(8,710)	(5,687)
Net loss attributable to the Shareholders of the Company	(16,014)	(2,350)

Basic loss per common share	(0.12)	(0.02)
Diluted loss per common share	(0.12)	(0.02)
Weighted average common shares outstanding (in 000s)
Basic	134,992	134,463
Diluted	134,992	134,463

Other Key Performance Measures[2]:
Adjusted EBITDA attributable to the Shareholders of the Company[1]	19,606	17,308
Cash flow from operating activities	18,703	(10,025)
Proprietary half-hours of content delivered	5	12
Third-party titles with distribution rights, half-hours added to library	7	15

	As at September 30, 2019	As at September 30, 2018
Consolidated Balance Sheet Data[2]:
Total assets	1,346,434	1,318,955
Total liabilities	855,617	818,977
Shareholders’ equity	490,817	499,978

1Gross Margin and Adjusted EBITDA attributable to the Shareholders of the Company are non-GAAP financial measures, see “Non-GAAP Financial Measures” section of this MD&A for their respective definitions as well as a reconciliation to GAAP measures.

2On July 1, 2019, the Company adopted IFRS 16 using the modified retrospective method, with no restatement of prior comparative figures and no adjustment to opening retained earnings at July 1, 2019. Certain lease payments previously classified in direct production costs or SG&A in the comparative Q1 2019 results are now recognized as amortization or accretion expense in the current quarter. Refer to "Changes in Accounting Policies" section in this MD&A for additional details on the impact of the new accounting standard.

SUMMARY OF SELECTED CONSOLIDATED QUARTERLY INFORMATION

DHX Media’s results may vary on a quarterly basis due to the timing of production deliveries and distribution deals as well as seasonality in WildBrain and Consumer Products businesses. Historically, DHX Media's first quarter is the lightest (during summer months). DHX Media's second and third quarters tend to be stronger as our main markets are geared towards the fall and winter months, especially during the Christmas season.

	Fiscal 2020[1,2]	Fiscal 2019[1,2]				Fiscal 2018[1,2]
(expressed in $000s except per share data)	Q1 30-Sep	Q4 30-Jun	Q3 31-Mar	Q2 31-Dec	Q1 30-Sep	Q4 30-Jun	Q3 31-Mar	Q2 31-Dec
Revenues	112,257	108,760	109,986	117,016	104,038	97,368	116,486	121,941

Gross margin[3]	49,368	47,955	47,273	48,815	42,754	42,283	50,972	53,946

Net income (loss) attributable to the Shareholders of the Company	(16,014)	(62,772)	(18,428)	(17,944)	(2,350)	(21,614)	(8,005)	7,411

Adjusted EBITDA attributable to the Shareholders of the Company[3]	19,606	20,161	20,094	22,008	17,308	15,972	26,713	32,012

Weighted average common shares outstanding (in 000s)
Basic	134,992	134,988	134,954	134,910	134,463	134,506	134,562	134,481
Diluted	134,992	134,988	134,954	134,481	134,463	134,506	134,562	134,893

Basic earnings (loss) per common share	(0.12)	(0.47)	(0.14)	(0.13)	(0.02)	(0.16)	(0.06)	0.06
Diluted earnings (loss) per common share	(0.12)	(0.47)	(0.14)	(0.13)	(0.02)	(0.16)	(0.06)	0.05

1The Company acquired an 80% stake in Peanuts on June 30, 2017. During Fiscal 2018, for Q2 2018 through Q4 2018 both Adjusted EBITDA attributable to the Shareholders of the Company and Net income (loss) attributable to the Shareholders of the Company reflected our 80% ownership stake.

In Fiscal 2019, on July 23, 2018, we sold a 39% stake in Peanuts, resulting in a post-sale ownership of 41% in Peanuts by the Company. As a result, for Q1 2019 both Adjusted EBITDA attributable to the Shareholders of the Company and Net income (loss) attributable to the Shareholders of the Company included 23 days of 80% of the operating results of Peanuts, and 69 days of 41% of the operating results of Peanuts. For Q2 2019 through to Q4 2019, both metrics included 41% of the operating results of Peanuts.

In Q1 2020, both Adjusted EBITDA attributable to the Shareholders of the Company and Net income (loss) attributable to the Shareholders of the Company reflected the Company's 41% ownership stake.

2On July 1, 2019, the Company adopted IFRS 16 using the modified retrospective method, with no restatement of prior comparative figures and no adjustment to opening retained earnings at July 1, 2019. Fiscal 2020 financial results are presented under IFRS 16, whereas Fiscal 2019 and Fiscal 2018 financial operating results are presented under the previous accounting standard IAS 17, Leases and have not been restated. Refer to "Changes in Accounting Policies" section in this MD&A for additional details on the impact of the new accounting standard.

3Gross Margin and Adjusted EBITDA attributable to the Shareholders of the Company are non-GAAP financial measures, see “Non-GAAP Financial Measures” section of this MD&A for their respective definitions as well as a reconciliation to GAAP measures.

Results for the three months ended September 30, 2019 compared to the three months ended September 30, 2018

Revenues

Consolidated revenue increased $8.2 million to $112.3 million in Q1 2020 compared to Q1 2019. Revenue by business segment was comprised of the following:

	Q1 2020	Q1 2019	Variance
(expressed in $000s)	$	$	$	%
Distribution excluding WildBrain	15,570	8,759	6,811	78%
WildBrain	22,142	16,214	5,928	37%
Distribution Revenue	37,712	24,973	12,739	51%
Production Revenue	19,486	22,523	(3,037)	(13)%
Consumer Products-Owned	40,076	40,687	(611)	(2)%
Content Business	97,274	88,183	9,091	10%

Television	12,080	13,277	(1,197)	(9)%

Consumer Products-Represented	2,903	2,578	325	13%

Total Revenue	112,257	104,038	8,219	8%

Distribution: Distribution revenue increased $12.7 million to $37.7 million in Q1 2020 compared to Q1 2019. This increase was comprised of an increase in WildBrain revenue of $5.9 million, driven by continued organic growth in viewership and a positive change in YouTube algorithm that favoured quality content, and an increase in Distribution excluding WildBrain revenue of $6.8 million due to a large distribution deal with a major new entrant into the SVOD space, as compared to the corresponding prior year quarter. During Q1 2020, we added 5.0 half-hours of proprietary titles and 7.0 half-hours of third-party titles with distribution rights to the library (Q1 2019 - 12.0 and 15.0 half-hours, respectively). Third-party titles with distribution rights largely arise as a result of operational synergies associated with owning linear television channels.

Production: Production revenue is comprised of revenue generated on our proprietary content, and production service work performed for third-parties. Production revenue decreased $3.0 million to $19.5 million in Q1 2020 compared to Q1 2019. Proprietary production revenue was $7.6 million, an increase of $7.0 million compared to Q1 2019 of $0.5 million, driven by production work and deliveries on proprietary shows including Peanuts, Go Dog Go, The Deep (season 3), and This Hour Has 22 Minutes. Service revenue was $11.9 million, down $10.1 million compared to Q1 2019 revenue of $22.0 million, due to the higher volume of proprietary production work given focus on our owned IP.

Consumer Products-Owned: Consumer Products-Owned revenue was $40.1 million in Q1 2020, flat compared to Q1 2019, reflecting a steady royalty stream from the Peanuts franchise.

Television: Television revenue decreased $1.2 million to $12.1 million in Q1 2020 compared to Q1 2019. Subscriber revenue as a percentage of total revenue was approximately 90%, or $10.8 million (Q1 2019 - 93%, or $12.3 million), while advertising, promotion, digital and other revenues were 10%, or $1.3 million (Q1 2019 - 7%, or $0.9 million). The decrease in subscriber revenue was primarily driven by contract renewals at lower subscriber rates.

Consumer Products-Represented: Consumer Products-Represented revenue increased $0.3 million to $2.9 million in Q1 2020 compared to Q1 2019. The Company continues to make positive progress on expanding the portfolio of brands being represented.

Gross Margin

Gross margin represents revenue less direct production costs and expense of film and television produced.

	Q1 2020		Q1 2019
(expressed in $000s, except percentages)	Gross Margin $	Gross Margin %	Gross Margin $	Gross Margin %
Content Business	38,908	40%	31,658	36%
Television	7,557	63%	8,518	64%
Consumer Products-Represented	2,903	100%	2,578	100%
Total Gross Margin	49,368	44%	42,754	41%

Consolidated gross margin for Q1 2020 was $49.4 million, an increase of $6.6 million compared to $42.8 million for Q1 2019. Gross margin percentage for Q1 2020 was 44% of revenue, compared to 41% in Q1 2019.

Content Business gross margins were $38.9 million in Q1 2020, an increase of $7.3 million compared to $31.7 million in Q1 2019. Gross margin percentage for Q1 2020 was 40% of revenue, compared to 36% of revenue for Q1 2019. The increase in gross margin percentage was primarily due to higher non-WildBrain distribution business and the impact of IFRS 16.

Television gross margins decreased $1.0 million to $7.6 million in Q1 2020 compared to $8.5 million in Q1 2019, largely due to the revenue decline of $1.2 million. Gross margin percentage for Q1 2020 was 63%, a slight decrease compared to 64% in Q1 2019. The Company continues to closely manage the operating results of the Television business to minimize the rate of decline.

Consumer Products-Represented gross margins were $2.9 million in Q1 2020 compared to $2.6 million in Q1 2019, a increase of $0.3 million. Gross margin percentage was 100% for both Q1 2020 and Q1 2019.

Operating Expenses (Income)

Selling, General & Administrative

SG&A costs for Q1 2020 were $22.0 million, compared to $19.2 million for Q1 2019, an increase of $2.8 million, or 15%. Included in SG&A was an expense of $0.9 million in equity-settled (non-cash) share-based compensation in Q1 2020 (Q1 2019 - expense of $0.4 million). Adjusted for non-cash share-based compensation, SG&A increased 12% to $21.1 million in Q1 2020, compared to $18.8 million in Q1 2019. The higher SG&A expenses were due to increased SG&A in WildBrain and Peanuts to support these business segments.

Amortization

Total amortization of acquired library and library content, property and equipment ("P&E"), right-of-use assets and intangible assets was $8.6 million for Q1 2020, compared to $9.0 million in Q1 2019.

Amortization of acquired and library content was $3.0 million in Q1 2020, compared to $3.6 million in Q1 2019, a decrease of $0.6 million as certain acquired and library content assets were impaired in the second half of Fiscal 2019, resulting in lower amortization expense in the current quarter.

Amortization of P&E was $3.2 million in Q1 2020, compared to $1.8 million in Q1 2019. The increase was due to the addition of $32.0 million of right-of-use assets due to the adoption of IFRS 16 and the associated amortization on these assets.

Amortization of intangible assets was $2.5 million in Q1 2020, compared to $3.6 million in Q1 2019. The impairment of certain intangible assets in Q4 2019 resulted in lower amortization in the current quarter.

Reorganization, Development and Other

Reorganization, development and other was an expense of $7.8 million in Q1 2020, compared to an expense of $1.9 million in Q1 2019, an increase of $5.9 million. Included in Q1 2020 were termination and other benefits of $5.4 million related to our reorganization initiative, corporate rebranding charges of $0.9 million, legal fees associated with a dispute with former employees of $0.6 million, and other charges of $0.8 million (Q1 2019 - legal fees related to dispute with former employees of $1.6 million, and $0.2 million associated with the Company's strategic review and related activities).

Finance Costs, net

Net finance costs were $11.7 million in Q1 2020, compared to $19.3 million in Q1 2019, a decrease of $7.5 million. The decrease was primarily due to a write-down of the term facility unamortized issue costs of $0.2 million in Q1 2020 compared to $7.3 million in Q1 2019 resulting from the partial repayment of term debt.

Change in Fair Value of Embedded Derivative

The change in fair value of the embedded derivative related to the convertible debt was a loss of $1.2 million in Q1 2020, compared to a gain of $4.8 million in Q1 2019.

Foreign Exchange Gain (Loss)

The foreign exchange loss was $5.3 million in Q1 2020, compared to a foreign exchange gain of $2.4 million in Q1 2019. The loss in Q1 2020 was primarily driven by the weakening of the Canadian dollar compared to the US dollar in the current quarter, resulting in an unrealized foreign exchange translation loss in the quarter of $4.9 million on the Company's US dollar denominated term debt.

Adjusted EBITDA Attributable to the Shareholders of the Company

Adjusted EBITDA attributable to the Shareholders of the Company was $19.6 million in Q1 2020, compared to $17.3 million in Q1 2019, an increase of $2.3 million or 13%. Adjusted EBITDA attributable to Shareholders of the Company was positively impacted in Q1 2020 by $1.8 million due to the adoption of IFRS 16 and negatively impacted by higher Adjusted EBITDA attributable to non-controlling interest in Q1 2020 due in part to the recognition of 80% of Peanuts for 23 days and 41% of Peanuts for 69 days during Q1 2019 (i.e. Q1 2019 included an incremental $1.3 million of Adjusted EBITDA compared to if we had owned 41% for the entirety of Q1 2019). Normalizing for these items, Adjusted EBITDA attributable to the Shareholders of the Company increased $1.8 million in the current quarter compared to Q1 2019.

Adjusted EBITDA attributable to the Shareholders of the Company is a non-GAAP measure, refer to section “Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Adjusted EBITDA and Adjusted EBITDA attributable to the Shareholders of the Company” of this MD&A for the definition and detailed calculation of this non-GAAP measure.

Income Taxes

Income tax for Q1 2020 was an expense of $0.1 million, compared to a recovery of $2.7 million in Q1 2019.

Net Income (Loss), Comprehensive Income (Loss), and Earnings (Loss) Per Share

Net loss attributable to the Shareholders of the Company for Q1 2020 was $16.0 million, compared to a net loss of $2.4 million for Q1 2019, an increase in net loss of $13.7 million. The higher net loss was primarily due to higher non-cash foreign exchange loss of $7.7 million, loss on the change in fair value of embedded derivative of $6.0 million, reorganization, development and other expenses of $5.9 million and SG&A of $2.8 million, partially offset by higher gross margin in the current quarter of $6.6 million compared to Q1 2019.

Comprehensive loss for Q1 2020 was $4.1 million, compared to comprehensive loss of $7.3 million for Q1 2019.

Basic and diluted loss per share were both $0.12 in Q1 2020, compared to a loss per share of $0.02 on both a basic and diluted basis in Q1 2019.

Financial Condition

The following table summarizes certain information with respect to the Company’s capitalization and financial position as at September 30, 2019 and June 30, 2019:

	September 30, 2019	June 30, 2019
(expressed in $000s, except ratio data)	$	$
Cash	39,647	39,999
Amounts receivable	283,159	280,028
Investment in film and television programs	148,841	148,561
Acquired and library content	115,797	118,247
Intangible assets	467,111	465,832
Other assets	291,879	266,288
Total assets	1,346,434	1,318,955

Accounts payable and accrued liabilities	121,357	103,487
Interim production financing	84,289	92,448
Long-term debt	528,128	527,881
Lease liabilities	38,109	6,187
Deferred revenue	63,305	64,299
Other liabilities	20,429	24,675
Total liabilities	855,617	818,977

Shareholders’ equity	490,817	499,978

Working capital[1]	181,845	190,211
Working capital ratio[2]	1.65	1.70
Net debt[3]	526,590	494,069

1Working capital is calculated as current assets less current liabilities.

2Working capital ratio is current assets divided by current liabilities.

3Net debt includes long-term debt, lease obligations and bank indebtedness less cash, and excludes interim production financing.  Net leverage ratio as discussed in this MD&A is a reference to the Total Net Leverage Ratio as defined in the Company’s Senior Secured Credit Agreement available on SEDAR at www.sedar.com.  The adoption of IFRS 16 in Q1 2020 added $34.2 million in new lease obligations, which will not have any impact on the calculation of the Total Net Leverage Ratio as per the terms of the Senior Secured Credit Agreement. See note 15 in the Q1 2020 unaudited interim condensed consolidated financial statements for additional details.

Total assets were $1,346.4 million as at September 30, 2019, an increase of $27.5 million compared to $1,319.0 million as at June 30, 2019. The increase in total assets was primarily due to higher other assets of $25.6 million due to the recognition of $26.5 million of new right-of-use assets included in P&E in the consolidated balance sheet resulting from the adoption of IFRS 16.

Total liabilities were $855.6 million as at September 30, 2019, an increase of $36.6 million compared to $819.0 million as at June 30, 2019. The increase in total liabilities was primarily due to the recognition of $34.2 million of new lease liabilities resulting from the adoption of IFRS 16 that also resulted in an increase in net debt, and higher accounts payable and accrued liabilities of $17.9 million, partially offset by a reduction in interim production financing of $8.2 million.

Shareholders’ equity was $490.8 million as at September 30, 2019, a decrease of $9.2 million compared to $500.0 million at June 30, 2019, primarily due to comprehensive loss in the quarter of $4.1 million and distributions paid to non-controlling interests of $5.9 million.

Liquidity and Capital Resources

Summary of cash flow components:

	Three Months Ended	Three Months Ended
	September 30, 2019	September 30, 2018
	$	$
Cash Inflows (Outflows) by Activity:
Operating activities	18,703	(10,025)
Financing activities	(18,638)	14,258
Investing activities	(462)	(4,177)
Effect of foreign exchange rate changes on cash	45	(320)
Net cash inflows (outflows)	(352)	(264)

Changes in Cash

Cash at September 30, 2019 was $39.6 million as compared to $40.0 million at June 30, 2019.

Operating Activities

During Q1 2020, cash provided by operating activities was $18.7 million compared to a use of cash in operating activities of $10.0 million in Q1 2019 , an increase of $28.7 million. During Q1 2020, cash provided by operating activities included a working capital inflow of $9.8 million, due in part to the collection of tax credits, and timing of payments and other receipts.

The cash flow from operations for Q1 2020 partly reflected our investment in fewer new productions given a focus on a more targeted slate. Specifically, the Company had $7.3 million in productions in progress at September 30, 2019, compared with $11.9 million of production in progress at June 30, 2019.

Financing Activities

During Q1 2020, cash flows used in financing activities were $18.6 million, comprised of interim production financing loan repayments of $8.2 million, repayment of long-term debt of $7.6 million, and lease liability payments of $2.9 million.

Investing Activities

During Q1 2020, cash flows of $0.5 million used in investing activities were for the acquisition of P&E.

Bank Indebtedness

The revolving facility ("Revolving Facility") has a maximum available balance of US $30.0 million ($39.7 million) and will expire on June 30, 2022. The Revolving Facility may be drawn down by way of either $USD base rate, $CAD prime rate, $CAD bankers’ acceptance, or $USD and £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at floating rates ranging from the Drawdown Rate + 2.50% to the Drawdown Rate + 3.75%. As at September 30, 2019, $nil (June 30, 2019 - $nil) was drawn on the Revolving Facility.

Long-Term Debt

Term Facility

As at September 30, 2019, the Company's term facility ("Term Facility") had a principal balance of US $314.3 million (June 30, 2019 - US $328.7 million), bearing interest at floating rates of either $USD base rate + 2.75% or $USD LIBOR + 3.75% and will mature on December 29, 2023.

The Term Facility is repayable in equal quarterly installment payments of US $1.2 million or 0.25% of the initial principal commencing September 30, 2017. As a result of principal repayments made in Fiscal 2019, the Company is not required to make any further installment payments through to maturity.

The Term Facility also requires repayments equal to 50% of excess cash flow (the "Excess Cash Flow Payments") (as defined in the Senior Secured Credit Agreement, commencing for the fiscal year-ended June 30, 2018, while the first lien net leverage ratio ("First Lien Leverage Ratio"), as defined in the Senior Secured Credit Agreement, is greater than 3.50 times, reducing to 25% of Excess Cash Flow while First Lien Net Leverage Ratio is at or below 3.50 times and greater than 3.00 times, with the remaining balance due on December 29, 2023. During Q1 2020, the Company repaid $7.6 million as a result of the Fiscal 2019 Excess Cash Flow Payment. The Excess Cash Flow Payments calculation is an annual requirement performed at the end of each fiscal year.

The Senior Secured Credit Facilities require that the Company comply with a Total Net Leverage Ratio covenant, as defined in the Senior Secured Credit Agreement:

Period	Ratio Target
Each fiscal quarter commencing September 30, 2018	< 6.75x
Each fiscal quarter commencing September 30, 2019	< 6.50x
Each fiscal quarter commencing September 30, 2020	< 5.75x
Each fiscal quarter commencing September 30, 2021 to Maturity at December 29, 2023	< 5.50x

At September 30, 2019, the Total Net Leverage Ratio was 5.66x.

Subsequent to quarter-end, the Company's term loan lenders consented to amend the net leverage ratio covenant under its Senior Secured Credit Agreement to 6.75x with no step downs. As part of the amendment, the interest rate on the term loan would increase 50 basis points. The amendment is subject to a $50.0 million payment on the term loan from the proceeds raised in the Rights Offering and other customary closing conditions, and is expected to close on or around November 22, 2019.

For additional information on the Term Facility, refer to the Senior Secured Credit Agreement on SEDAR at www.sedar.com.

Senior Unsecured Convertible Debentures

As at September 30, 2019, the senior unsecured convertible debentures ("Convertible Debentures") had a principal balance of $140.0 million (June 30, 2019 - $140.0 million), bearing interest at an annual rate of 5.875% and paid semi-annually on March 31 and September 30 of each year. The Convertible Debentures are convertible into Common Voting Shares or Variable Voting Shares of the Company at a price of $8.00 per share, subject to certain customary adjustments. The Convertible Debentures mature September 30, 2024.

The Convertible Debentures have a cash conversion option whereby the Company can elect to make a cash payment in lieu of issuing Common Voting Shares or Variable Voting Shares upon exercise of the conversion option feature by the holder of the Convertible Debentures. As a result, the Convertible Debentures were deemed to have no equity component at initial recognition and the estimated fair value of the embedded derivatives is recorded as a financial liability and included with the debt component on the Company's consolidated balance sheet. Changes in the estimated fair value of the embedded derivatives are recorded through the Company's consolidated statement of income. As at September 30, 2019, the estimated fair value of the embedded derivative was $6.0 million.

Working Capital and Liquidity

Working capital represents the Company’s current assets less current liabilities, which was $181.8 million as at September 30, 2019, compared to $190.2 million at June 30, 2019.

Based on our current revenue expectations for Fiscal 2020, we believe that our working capital is sufficient to meet our present requirements and future business plans. We expect foreseeable cash needs to be funded through existing cash resources, the Revolving Facility and operating cash flows.

Contractual Obligations1

The following table summarizes our outstanding cash commitments as of September 30, 2019:

Payments Due by Period	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
(expressed in $000s)	$	$	$	$	$
Accounts payable and accrued liabilities	121,357	121,357	—	—	—
Interim production financing	84,289	84,289	—	—	—
Other long-term liabilities	4,042	—	4,042	—	—
Senior unsecured convertible debentures	181,125	8,225	16,450	16,450	140,000
Term facility	449,978	11,290	22,474	416,214	—
Lease liabilities	43,684	10,274	14,266	9,081	10,063
Total Contractual Obligations	884,475	235,435	57,232	441,745	150,063

1In addition to the totals above, the Company has entered into various contracts to buy broadcast rights with future commitments totaling $9.2 million.

Recent Transactions

Sale of Building in Toronto

On May 13, 2019, we sold a building in Toronto, Ontario for gross proceeds of $12.0 million. The net proceeds from the sale were used to pay down a portion of our term debt.

Sale of Halifax Animation Studio

On November 7, 2018, we sold our animation studio in Halifax, Nova Scotia in order to streamline operations and consolidate our animation production into one studio in Vancouver. The sale did not include any IP held by DHX Media.

Sale of a Minority Interest in Peanuts

On July 23, 2018, we completed the sale of a non-controlling interest in Peanuts subsidiary to Sony Music Entertainment (Japan) Inc. ("Sony"). Sony acquired 49% of our 80% interest in Peanuts for gross proceeds of $234.6 million and net proceeds of $214.1 million.

Subsequent to the sale, the Company held a 41% interest in Peanuts, Sony held a 39% interest, and the Schulz Family held a 20% interest.

Share Capital

As at September 30, 2019, the Company's issued and outstanding share capital was as follows:

Common Voting Shares	30,215,103
Variable Voting Shares	104,781,638
Total Common Shares	134,996,741
Preferred Variable Voting Shares	100,000,000
Stock Options	9,970.616
Deferred Share Units	132,069

Pursuant to DHX Media’s articles of incorporation and the Broadcasting Act (Canada), the Common Voting Shares may only be held and controlled by Canadians, and the Variable Voting Shares may only be held and controlled by non-Canadians. The dual-class share structure is required to enable the Company to comply with Canadian ownership rules as an operator of broadcast assets. The preferred variable voting shares were instituted prior to the Company’s initial public offering and are maintained to ensure compliance with Canadian ownership requirements related to its business and continuing qualification for tax credits. For additional information on DHX Media’s share capital, see our Fiscal 2019 AIF dated September 23, 2019 filed on www.sedar.com.

Off-Balance Sheet Arrangements

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of our operations or financial condition, including, and without limitation, such considerations as liquidity and capital resources.

Related Party Transactions

There were no related party transactions during Q1 2020.

Subsequent to quarter-end, as part of the Rights Offering, the Company entered into a standby purchase agreement with Fine Capital, as investment manager on behalf of certain of the funds it manages, whereby Fine Capital has agreed to acquire any Voting Shares that are not taken up by holders of Rights, and will be paid a cash fee equal to $1.5 million upon completion of the Rights Offering. Jonathan Whitcher is on the Board of Directors of DHX Media, and is also the Chief Investment Officer at Fine Capital.

The Rights Offering provides each holder of Voting Shares one Right. Every 3.757635354 Rights will entitle the holder to subscribe for one whole Voting Share of the Company at a price of $1.67 per Voting Share. As a result of the Rights Offering, the Company will issue 35,928,144 Voting Shares for gross proceeds of $60.0 million.

Critical Accounting Estimates

The preparation of the financial statements in conformity with IFRS requires Management to make estimates, judgments, and assumptions that Management believes are reasonable based upon the information available. These estimates, judgments, and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year or period. Actual results can differ from those estimates (refer to page 1 of this MD&A for more information regarding forward-looking information). For a discussion of all of the Company’s accounting policies, refer to note 3 of the audited consolidated financial statements for the year ended June 30, 2019 on www.sedar.com or DHX Media’s website at www.dhxmedia.com or on EDGAR at www.sec.gov/edgar.shtml.

Significant accounting judgments and estimation uncertainty

The preparation of financial statements under IFRS require the Company to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable. Actual results may differ materially from these estimates. The Company's significant accounting judgments and estimation uncertainty are as described in the Company's Fiscal 2019 notes to the consolidated financial statements.

Changes in Accounting Policies

New and amended standards adopted

i)	IFRS 16, Leases ("IFRS 16")

Effective July 1, 2019, the Company adopted IFRS 16, Leases ("IFRS 16"), which introduced a single accounting model and eliminated the existing distinction between operating and finance leases for lessees. The standard required a lessee to recognize right-of-use assets and lease liabilities on the statement of financial position for all leases, with limited exceptions. The Company adopted IFRS 16 using the modified retrospective method, which resulted in no restatement to prior reporting periods presented and no adjustment to opening retained earnings as at July 1, 2019. Existing finance leases under the previous standard continued to be classified as finance leases under IFRS 16.

The Company elected to apply the following practical expedients on adoption:

•	Consider contracts determined to be leases under IAS 17, Leases ("IAS 17") as leases under IFRS 16;

•	Measure all right-of-use assets and lease liabilities, regardless of commencement date, using discount rates as of July 1, 2019;

•	Retain prior assessment of onerous lease contracts under IAS 37, provision, contingent liabilities and contingent assets, rather than re-performing an impairment review;

•	Exclude initial direct costs from the measurement of the right-of-use asset on the date of initial application;

•	Continue to treat certain leases with a remaining term of 12 months or less from July 1, 2019, and low-value leases using the previous method of accounting under IAS 17, i.e. expense when incurred; and

•	Elect, by class of underlying asset, whether to separate non-lease components from lease components.

Impact of Adoption of IFRS 16

The following table summarizes the transition adjustment required to adopt IFRS 16 as at July 1, 2019:

	Carrying amount under IAS 17 as at June 30, 2019	Transitional adjustments	Carrying amount under IFRS 16 as at July 1, 2019
Property and equipment	19,352	26,534	45,886
Long-term amounts receivable	14,318	2,146	16,464
Accounts payable and accrued liabilities	(103,487)	560	(102,927)
Current portion of lease liabilities	(3,115)	(7,516)	(10,631)
Other long-term liabilities	(8,269)	4,927	(3,342)
Long-term lease liabilities	(3,072)	(26,651)	(29,723)

The Company has lease contracts consisting of premises and equipment. Prior to the adoption of IFRS 16, the Company classified certain leases where the Company was the lessee at the inception date as an operating lease under IAS 17. For these operating leases, the payments were recognized either through direct production costs and expense of film and television produced or selling, general and administrative expense in the statement of income on a straight-line basis over the lease term, and no corresponding asset or liability was recognized.

Upon adoption of IFRS 16, the Company recognized for the first time right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for certain low-value and short-term leases.

The right-of-use assets for leases recognized as at July 1, 2019, the date of adoption, were recognized at an amount equal to the initial value of the lease liability, reduced by any deferred lease inducements which were previously classified in accounts payable and accrued liabilities and other long-term liabilities. The initial value of the lease liability was calculated based on the present value of the remaining lease payments at that date, discounted at the Company's incremental borrowing rate at July 1, 2019, which ranged from 3.89% to 5.39%. Property taxes, common area maintenance charges, and other operating expenses were considered non-lease components and excluded from the initial value of the lease liability.

For leases that were previously classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and lease obligation as at July 1, 2019 were set equal to the carrying amount of the property and equipment and lease obligations under IAS 17 immediately before the adoption.

The following table presents a reconciliation of operating lease commitments as previously disclosed in the Company's annual consolidated financial statements for June 30, 2019, to lease liabilities as at July 1, 2019:

Operating lease commitment as previously disclosed under IAS 17	40,473
Less: effects of discounting	(6,306)
Lease liabilities recognized on transition	34,167
Add: Lease liabilities previously recorded under IAS 17	6,187
Lease liability balance on transition at July 1, 2019	40,354

Significant judgment in determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised. The Company considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company re-assesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise the option to renew, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

Impact on the Statements of Income

The net effect of adopting IFRS 16 on the consolidated statements of income for Q1 2020 was a decrease of direct production costs and expense of film and television produced by $0.7 million and a decrease of selling, general and administrative expense by $1.1 million. The increase in amortization and financing costs result in an insignificant overall net impact on net income. The adoption of IFRS 16 did not impact the cash flows of the Company.

ii)	IFRIC 23, Uncertainty over Income Tax Treatment ("IFRIC 23")

Effective July 1, 2019, the Company adopted IFRIC 23, which clarified how the requirements of IAS 12, Income Taxes should be applied when there is uncertainty over income tax treatments. The Company elected to adopt this new Interpretation retrospectively with the cumulative effect of initially applying this Interpretation recognised at the date of initial application, which is July 1, 2019. The adoption of this Interpretation did not require an adjustment on transition, and did not result in a material impact on the Company's consolidated financial statements.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, bank indebtedness (when drawn), interim production financing, accounts payable and accrued liabilities, long-term debt, and certain items included within other liabilities. The Company, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, interest rate risk, liquidity risk, and currency risk. Management monitors risk levels and reviews risk management activities as they determine to be necessary.

The Company manages credit risk, interest rate risk, liquidity risk and currency risk. There have been no significant changes in the Company's risk since the annual MD&A disclosures for the year ended June 30, 2019.

Risk Assessment

The Company is exposed to a number of specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that we do not currently anticipate will be material, may impair our business operations and operating results and as a result could materially impact our business, results of operations, prospects, and financial condition. The specific and general risks include, but are not limited to the following: risks related to the nature of the entertainment industry, risks related to television and film industries, risks related to doing business internationally, loss of Canadian status, competition, limited ability to exploit film and television content library, protecting and defending against intellectual property claims, fluctuating results of operations, raising additional capital, concentration risk, reliance on key personnel, market share price fluctuations, risks associated with acquisitions and joint ventures, potential for budget overruns and other production risks, management estimates in revenues and earnings, stoppage of incentive programs, financial risks resulting from the Company’s capital requirements, government incentive program, change in regulatory environment, litigation, technological change, labour relations, and exchanges rates.

For further details refer to the Company's Fiscal 2019 MD&A and our most recent AIF, dated and filed September 23, 2019 on www.sedar.com, DHX Media's website at www.wildbrain.com, or on EDGAR at www.sec.gov/edgar.shtml.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior Management to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules.

The CEO and the CFO have also designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In its quarterly filings dated November 6, 2019, the CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures, and internal control over financial reporting, concluded that as at September 30, 2019, both the Company’s disclosure controls and procedures, and internal control over financial reporting were operating effectively. It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected.

There were no changes in internal controls over financial reporting during the three months ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Non-GAAP Financial Measures

In addition to the results reported in accordance with IFRS as issued by the International Accounting Standards Board, the Company uses various non-GAAP financial measures, which are not recognized under IFRS, as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between periods. The following discussion explains the Company’s use of certain non-GAAP financial measures, which are Adjusted EBITDA, Adjusted EBITDA attributable to the Shareholders of the Company, and Gross Margin.

Investors are cautioned that these non-GAAP financial measures should not be construed as an alternative measure to net income or loss or other measures as determined in accordance with GAAP, or as an indicator of the Company’s financial performance or a measure of liquidity and cash flows.

“Adjusted EBITDA” means earnings (loss) before net finance costs, income taxes, amortization of property & equipment and right-of-use and intangible assets, amortization of acquired and library content, equity-settled share-based compensation expense, changes in fair value of embedded derivative, gain/loss on foreign exchange, development and other expenses, impairment of certain investments in film and television programs/acquired and library content/intangible assets, and also includes adjustments for other identified charges, as specified in the accompanying tables. Adjusted EBITDA is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Management believes that certain lenders, investors and analysts use Adjusted EBITDA to measure a company's ability to service debt and meet other payment obligations, and as a common valuation measurement in the media and entertainment industry. Further, certain of our debt covenants use Adjusted EBITDA in the calculation. The most comparable GAAP measure is earnings before income taxes.

“Adjusted EBITDA attributable to the Shareholders of the Company” means Adjusted EBITDA excluding the portion of Adjusted EBITDA attributable to non-controlling interests.

“Gross Margin” means revenue less direct production costs and expense of film and television produced. Gross Margin is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Gross Margin may not be comparable to similar measures presented by other issuers. Management believes Gross Margin is a useful measure of profitability before considering operating and other expenses, and can be used to assess the Company's ability to generate positive net earnings and cash flows. The most comparable GAAP measure is gross profit.

Reconciliation of Quarterly Results to Adjusted EBITDA and Adjusted EBITDA attributable to the Shareholders of the Company

The following table reconciles income (loss) before income taxes to Adjusted EBITDA, and to Adjusted EBITDA attributable to the Shareholders of the Company, for each three-month period ending as follows:

	Fiscal 2020[1,2,3]	Fiscal 2019[1,2,3]				Fiscal 2018[1,2,3]
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
(expressed in $000s)	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
Income (loss) before income taxes	(7,230)	(51,165)	(19,071)	(12,353)	681	(24,568)	(5,763)	13,560
add back:
Finance costs, net	11,725	11,750	10,220	10,993	19,273	13,266	12,216	13,107
Change in fair value of embedded derivative	1,200	(3,685)	(1,600)	2,900	(4,800)	(2,926)	(925)	(7,400)
Foreign exchange	5,257	(6,615)	(7,542)	15,510	(2,434)	11,202	6,923	856
Amortization of P&E and intangible assets	5,667	5,578	5,574	6,114	5,385	6,252	6,122	5,892
Amortization of acquired and library content	2,975	3,389	3,888	3,580	3,574	3,770	4,456	3,791
Write-down of certain investment in film and television and impairment of intangible assets	—	68,717	34,199	1,955	—	10,102	875	1,050
Equity-settled share-based compensation expense	869	613	686	(319)	374	(176)	913	1,019
Reorganization, development and other	7,784	(2,424)	1,365	832	1,888	2,029	4,567	2,373
Adjusted EBITDA	28,247	26,158	27,719	29,212	23,941	18,951	29,384	34,248
Portion of Adjusted EBITDA attributable to non-controlling interests	(8,641)	(5,997)	(7,625)	(7,204)	(6,633)	(2,979)	(2,671)	(2,236)
Adjusted EBITDA attributable to the Shareholders of the Company	19,606	20,161	20,094	22,008	17,308	15,972	26,713	32,012

1The Company acquired an 80% stake in Peanuts on June 30, 2017. During Fiscal 2018, for Q2 2018 through to Q4 2018 both Adjusted EBITDA attributable to the Shareholders of the Company and Net income (loss) attributable to the Shareholders of the Company reflected our 80% ownership stake.

In Fiscal 2019, on July 23, 2018, we sold a 39% stake in Peanuts, resulting in a post-sale ownership of 41% in Peanuts by the Company. As a result, for Q1 2019 both Adjusted EBITDA attributable to the Shareholders of the Company and Net income (loss) attributable to the Shareholders of the Company included 23 days of 80% of the operating results of Peanuts, and 69 days of 41% of the operating results of Peanuts. For Q2 2019 through to Q4 2019, both metrics included 41% of the operating results of Peanuts.

In Q1 2020, both Adjusted EBITDA attributable to the Shareholders of the Company and Net loss attributable to the Shareholders of the Company reflected our 41% ownership stake.

2For Q1 2020, net income attributable to non-controlling interests was $8.7 million, comprised of $8.6 million which was included in Adjusted EBITDA and $0.1 million of which is not included in Adjusted EBITDA.

For Q4 2019, net income attributable to non-controlling interests was $3.8 million, comprised of $5.0 million which was included in Adjusted EBITDA and ($1.2) million of which is not included in Adjusted EBITDA. For Q3 2019, net income attributable to non-controlling interests was $6.6 million, comprised of $7.6 million which was included in Adjusted EBITDA and ($1.0) million of which is not included in Adjusted EBITDA. For Q2 2019, net income attributable to non-controlling interests was $6.2 million, comprised of $7.2 million which was included in Adjusted EBITDA and ($1.0) million of which is not included in Adjusted EBITDA. For Q1 2019, net income attributable to non-controlling interests was $5.7 million, comprised of $6.6 million which was included in Adjusted EBITDA and ($0.9) million of which is not included in Adjusted EBITDA.

For Q4 2018, net income attributable to non-controlling interests was $2.4 million, comprised of $3.0 million which was included in Adjusted EBITDA and ($0.6) million of which is not included in Adjusted EBITDA. For Q3 2018, net income attributable to non-controlling interests was $1.6 million, comprised of $2.7 million which was included in Adjusted EBITDA and ($1.0) million of which is not included in Adjusted EBITDA. For Q2 2018, net income attributable to non-controlling interests was $1.8 million, comprised of $2.2 million which was included in Adjusted EBITDA and ($0.4) million of which is not included in Adjusted EBITDA.

3On July 1, 2019, the Company adopted IFRS 16 using the modified retrospective method, with no restatement of prior comparative figures and no adjustment to opening retained earnings at July 1, 2019. As such, Fiscal 2020 financial results are presented under IFRS 16, whereas Fiscal 2019 and Fiscal 2018 financial operating results are presented under the previous accounting standard IAS 17. Refer to “Changes in Accounting Policies” section in this MD&A for additional details on the impact of the new accounting standard.

Reconciliation of Quarterly Results to Gross Margin

The following table reconciles revenue less direct production costs and amortization of film and television produced to gross margin, for each three-month period ending as follows:

	Fiscal 2020	Fiscal 2019				Fiscal 2018
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
(expressed in $000s)	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
Revenue	112,257	108,760	109,986	117,016	104,038	97,368	116,486	121,941
less: Direct production costs and amortization of film and television produced	(62,889)	(60,805)	(62,713)	(68,201)	(61,284)	(55,085)	(65,514)	(67,995)
Gross Margin	49,368	47,955	47,273	48,815	42,754	42,283	50,972	53,946

Additional Information

Additional information related to DHX Media, its business and subsidiaries, including its AIF is available on SEDAR at www.sedar.com.